Exhibit 23.2

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement (No. 333-205655) on Form S-8 and amendment No. 1 to the Registration Statement (No. 333-212366) on Form S-3 of 8point3 Energy Partners, LP of our report dated February 13, 2017 relating to the consolidated balance sheets of Desert Stateline Holdings, LLC and Subsidiary as of November 30, 2016 and December 31, 2015, and the related consolidated statements of income, changes in members’ equity, and cash flows for the period from January 1, 2016 to November 30, 2016 and the period from August 31, 2015 (Date of Acquisition) to December 31, 2015, which appear in the Form 8-K/A of 8point3 Energy Partners, LP dated February 13, 2017.  We also consent to the reference to us under the heading “Experts” in each such Registration Statement.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

February 13, 2017